SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2014

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

.

RYANAIR REPORTS Q3 LOSS OF €35M IN LINE WITH GUIDANCE,
TRAFFIC GROWS 6% TO 18M - FARES & UNIT COSTS FALL 9%,
FULL YEAR PROFIT GUIDANCE OF €510M UNCHANGED

Ryanair, Europe's favourite low fares airline today (Feb 3) reported a Q3 Loss of €35m, in line with previous guidance. Traffic grew 6% to 18m passengers.  Revenue per passenger declined 6%, as strong ancillary revenue growth offset a 9% fall in fares.  Excluding fuel, sector length adjusted unit costs fell by 9%. Ryanair's full year profit guidance remains unchanged at approx. €510m.

Q3 Results (IFRS)	Dec 31, 2012	Dec 31, 2013	% Change
Passengers(m)	17.3m	18.3m	+ 6%
Revenue(m)	€969m	€964m	0%
Profit/(Loss) after Tax(m)	€18.1m	(€35.2m)
Basic EPS(euro cent)	1.25	(2.50)

"Ryanair's Michael O'Leary, said:

"Our Q3 loss of €35m is in line with previous guidance and is entirely due to a 9% fall in ave fares and weaker sterling.  We responded to this weaker pricing environment last September with seat promotions and lower fares which stimulated traffic across all markets resulting in 6% growth in Q3, and a 1% rise in monthly load factors.  Ancillary revenues grew by 13%, significantly faster than traffic growth due to strong customer uptake of reserved seating, priority boarding, and higher credit card fees.  Excluding fuel, Q3 sector length adjusted unit costs fell 9% as Ryanair continues to deliver industry leading cost control.

New Routes and Bases
Our new routes and bases are performing well this winter, albeit at weaker yields, as high fare competitors cut capacity and restructure.  In December we opened 4 new Italian bases in Rome (Fiumicino), Catania, Lamezia, and Palermo in response to concerns about Altalia and its high fare domestic routes.  We announced 4 new bases for spring 2014 at Brussels (Zaventem) which opens February 28, Athens and Thessaloniki (April 1) and Lisbon (April 2).  Advance bookings on these new routes are well ahead of expectations, with customers welcoming Ryanair's lower fare alternative.  We expect these new bases to provide substantial growth opportunities for Ryanair, particularly as we commence deliveries in September 2014 of our new 175 Boeing 737-800 NG aircraft order.  Over the next 5 years, as Ryanair grows from 80m to over 110m customers p.a., we expect a substantial portion of this growth will be at primary airports, where high fare incumbents are financially weak and restructuring, and the remainder arising at secondary airports driven by attractive low cost growth incentives.

Customer Service
In Q3 Ryanair announced a series of initiatives to further improve our industry leading customer service.  In addition to the lowest fares, the most on-time flights, and the youngest fleet, our customers are now enjoying, (i) a simpler easier to use website, (ii) a free small second carry-on bag, (iii) "quiet flights" in early morning and late evening, (iv) a 24 hour "grace period" to correct minor booking errors, (v) significantly reduced boarding card and airport bag fees, and (vi) a new service to cater for group and business travel across our extensive network.

Last weekend Ryanair returned to allocated seats on all flights.  Ryanair customers can now select their preferred seats which reduces queues and eliminates stress at boarding gates.  Allocated seating enables customers to choose their preferred seats, be it aisle or window, front or back, up to 30 days prior to departure.  Those passengers who don't wish to pay a small €5 fee will have a seat allocated to them, at no charge, during the 7 days prior to departure.  The uptake of reserved and allocated seats has grown significantly in the last weeks of January, and it now appears that sales of reserved/allocated seats will exceed the revenue loss from cutting airport and bag fees.  This should enable Ryanair to deliver strong growth in ancillary revenues in FY15 during which we hope these customer service improvements will deliver stronger forward bookings and load factors.

Digital & Distribution Strategy
Ryanair is also implementing a total overhaul of our website and digital strategy.  This roll out started in November with a new, easier to use website, which reduced the booking process from 17 to 5 "clicks".  In December we launched the "My Ryanair" customer registration service which allows passengers to securely store their personal and payment details and saves them time when making or managing their bookings and/or checking in online.  We are investing heavily in IT and web development, and expect to deliver a new improved website by the end of April which will be much more intuitive for our customers, allowing them to readily identify our lowest fares, our routes, our timetables, as well as enabling them to share our low fares with friends and family.

We are also on target to roll out mobile boarding passes in April, a new business travel product by the end of May, and an industry leading mobile app (tailored for smart phones and tablets) by the end of June 2014.

In addition to these digital improvements, Ryanair is working to broaden our distribution base.  We are proud to be the first low fares airline to partner with Google's European "Flight Search" function, which is currently available in the UK, France, Germany, Italy, Holland and Spain (with more countries to follow).  This partnership will enable millions of European consumers to access our 1,600 low fare routes and book Ryanair's lower fares every time they search for "cheap fares", or "low cost flights" on the Google "Flight Search" engine. We believe that Google's "Flight Search" engine will become the transparent price comparison site of choice for all passengers in Europe.  We are in active negotiations with a number of GDS suppliers, and hope, subject to the successful conclusion of these discussions and IT integration issues, that Ryanair's low fares and comprehensive route network will appear in one or more GDS channels by mid-year.  The combination of Ryanair's low fares, extensive route network at primary and secondary airports and No 1 or No 2 market share in most of Europe's major travel markets, will enable Ryanair to deliver a significant business travel platform, and allow Europe's largest businesses save both time and money by flying Ryanair.

Fuel
Ryanair is 90% hedged for FY14 at a cost of $980 per tonne (approx. $98 p.bl), we have taken advantage of recent oil prices and dollar weakness to extend our hedge position to 90% for FY15 at $960 per tonne (approx. $96 per barrel), which together with the benefit of our euro/ dollar hedging programme will deliver fuel cost savings of approx. €80m in 2015.

Balance Sheet
Our balance sheet is one of the strongest in the airline industry.  By the end of Q3 Ryanair had completed another €414m of share buybacks, and announced a systematic share buyback programme of €70m to be completed by the end of March bringing the total of buybacks for FY'14 to €484m, significantly ahead of our original €400m target.  We remain committed to returning a further €500m to shareholders via a mix of special dividend and some limited share buybacks by the end of FY'15.  This will bring the total funds returned to Ryanair shareholders since FY'08 to over €2.5 billion.

Full Year Guidance.
Market pricing remains soft but is no longer declining.  We reacted quickly to last autumn's weakness with a range of lower fares, seat promotions, and recently increased advertising and marketing spend.  As a result forward bookings in Q4 and into FY'15 are running significantly ahead of last year, albeit at weaker yields.  We expect our strategy of lowering fares and increasing forward bookings will enable us to better manage close in bookings and yields as we move into summer 2014.   Thanks also to the earlier launch of new bases in Italy and Brussels (Zaventem), and rising load factors we expect FY'14 traffic to rise to 81.5m, slightly higher than previously guided.  Advance bookings for Q1 FY'15 are significantly higher than this year's comparable, even allowing for the impact of Easter.  Based on current visibility, we expect Q4 yields to decline by approx. 8%, slightly better than the 10% decline previously guided.  As full year traffic will be slightly stronger, and our focus on cost control delivers a 4% fall in Q4 (ex-fuel) unit costs, we are now confident that the full year net profit outturn will finish in the range of €500m to €520m as previously guided.

ENDS.

For further information	Howard Millar	Joe Carmody
please contact:	Ryanair Holdings plc	Edelman
www.ryanair.com	Tel: 353-1-9451212	Tel: 353-1-6789333

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy. Among the factors that are subject to change and could significantly impact Ryanair's expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, weather related disruptions, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors.

Ryanair is Europe's favourite low fares airline, operating more than 1,600 daily flights (over 500,000 per year) from 65 bases, across 1,600 low fare routes, connecting 186 destinations in 29 countries and operating a fleet of 300 new Boeing 737-800 aircraft. Ryanair has recently announced firm orders for a further 175 new Boeing aircraft, which will be delivered between 2014 and 2018. Ryanair currently has a team of more than 9,000 highly skilled professionals, will carry over 81.5 million passengers this year and has an outstanding 29-year safety record.

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Balance Sheet as at December 31, 2013 (unaudited)

		At Dec 31,	At Mar 31,
		2013	2013
	Note	€M	€M
Non-current assets
Property, plant and equipment	11	5,005.3	4,906.3
Intangible assets		46.8	46.8
Available for sale financial assets	8	204.1	221.2
Derivative financial instruments		0.8	5.1
Total non-current assets		5,257.0	5,179.4

Current assets
Inventories		2.2	2.7
Other assets		82.5	67.7
Trade receivables		53.8	56.1
Derivative financial instruments		72.9	78.1
Restricted cash		15.6	24.7
Financial assets: cash > 3months		1,925.1	2,293.4
Cash and cash equivalents		884.2	1,240.9
Total current assets		3,036.3	3,763.6

Total assets		8,293.3	8,943.0

Current liabilities
Trade payables		127.3	138.3
Accrued expenses and other liabilities		826.9	1,341.4
Current maturities of debt		406.7	399.9
Derivative financial instruments		109.2	31.8
Current tax		36.5	0.3
Total current liabilities		1,506.6	1,911.7

Non-current liabilities
Provisions		128.1	135.9
Derivative financial instruments		49.6	50.1
Deferred tax		361.8	346.5
Other creditors		99.7	127.8
Non-current maturities of debt		2,783.0	3,098.4
Total non-current liabilities		3,422.2	3,758.7

Shareholders' equity
Issued share capital	13	8.8	9.2
Share premium account		696.5	687.8
Capital redemption reserve	13	1.2	0.8
Retained earnings	13	2,572.8	2,418.6
Other reserves		85.2	156.2
Shareholders' equity		3,364.5	3,272.6

Total liabilities and shareholders' equity		8,293.3	8,943.0

Ryanair Holdings plc and Subsidiaries

Condensed Consolidated Interim Income Statement for the nine months ended December 31, 2013 (unaudited)

		Period	Period
		Ended	Ended
		Dec 31,	Dec 31,
		2013	2012
	Note	€M	€M
Operating revenues
Scheduled revenues		3,257.3	3,271.0
Ancillary revenues		961.9	803.9
Total operating revenues - continuing operations		4,219.2	4,074.9

Operating expenses
Staff costs		363.7	339.8
Depreciation		267.7	249.0
Fuel & oil		1,656.3	1,539.7
Maintenance, materials & repairs		82.8	86.3
Aircraft rentals		77.3	72.1
Route charges		427.8	390.0
Airport & handling charges		502.0	490.1
Marketing, distribution & other		147.4	160.6
Total operating expenses		3,525.0	3,327.6

Operating profit - continuing operations		694.2	747.3
Other income/(expenses)
Finance income		14.2	24.3
Finance expense		(63.5)	(76.8)
Foreign exchange (loss)/gain		(1.3)	3.8
Total other expenses		(50.6)	(48.7)

Profit before tax		643.6	698.6

Tax on profit on ordinary activities	4	(76.9)	(84.9)

Profit for the period - all attributable to equity holders of parent		566.7	613.7

Earnings per ordinary share (in € cent)
Basic	10	39.79	42.56
Diluted	10	39.67	42.45
Weighted average no. of ordinary shares (in Ms)
Basic	10	1,424.1	1,441.9
Diluted	10	1,428.7	1,445.8

Ryanair Holdings plc and Subsidiaries

Condensed Consolidated Interim Income Statement for the quarter ended December 31, 2013 (unaudited)

		Quarter	Quarter
		Ended	Ended
		Dec 31,	Dec 31,
		2013	2012
	Note	€M	€M
Operating revenues
Scheduled revenues		715.2	748.7
Ancillary revenues		249.2	220.1
Total operating revenues - continuing operations		964.4	968.8

Operating expenses
Staff costs		105.1	99.8
Depreciation		85.4	79.1
Fuel & oil		455.0	414.8
Maintenance, materials & repairs		28.9	28.6
Aircraft rentals		24.7	24.5
Route charges		109.3	104.8
Airport & handling charges		135.0	137.1
Marketing, distribution & other		44.0	45.5
Total operating expenses		987.4	934.2

Operating (loss)/profit - continuing operations		(23.0)	34.6

Other income/(expenses)
Finance income		2.4	4.8
Finance expense		(20.8)	(24.0)
Foreign exchange (loss)/gain		(0.4)	3.9
Total other expenses		(18.8)	(15.3)

(Loss)/profit before tax		(41.8)	19.3

Tax on (loss)/profit on ordinary activities	4	6.6	(1.2)

(Loss)/profit for the quarter - all attributable to equity holders of parent		(35.2)	18.1

Earnings per ordinary share (in € cent)
Basic	10	(2.50)	1.25
Diluted	10	(2.50)	1.25
Weighted average no. of ordinary shares (in Ms)
Basic	10	1,407.3	1,444.0
Diluted	10	1,407.3	1,448.3

Ryanair Holdings plc and Subsidiaries

Condensed Consolidated Interim Statement of Comprehensive Income for the nine months ended December 31, 2013 (unaudited)

	Nine months	Nine months
	Ended	Ended
	Dec 31,	Dec 31,
	2013	2012
	€M	€M

Profit for the nine months	566.7	613.7

Other comprehensive income:

Items that may or will be reclassified to profit or loss in subsequent period:

Cash flow hedge reserve movements:
Net movement in cash flow hedge reserve	(51.6)	(180.6)

Available for sale financial asset:
Net (decrease)/increase in fair value of available for sale financial asset	(17.1)	26.3
Other comprehensive expense for the nine months, net of income tax	(68.7)	(154.3)

Total comprehensive income for the nine months - all attributable to equity holders of Parent	498.0	459.4

Ryanair Holdings plc and Subsidiaries

Condensed Consolidated Interim Statement of Comprehensive Income for the quarter ended December 31, 2013 (unaudited)

	Quarter	Quarter
	Ended	Ended
	Dec 31,	Dec 31,
	2013	2012
	€M	€M

(Loss)/profit for the quarter	(35.2)	18.1

Other comprehensive income:

Items that may or will be reclassified to profit or loss in subsequent period:

Cash flow hedge reserve movements:
Net movement in cash flow hedge reserve	27.6	(78.8)

Available for sale financial asset:
Net (decrease)/increase in fair value of available for sale financial asset	(37.9)	11.5
Other comprehensive expense for the quarter, net of income tax	(10.3)	(67.3)

Total comprehensive expense for the quarter - all attributable to equity holders of Parent	(45.5)	(49.2)

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Cash Flows for the nine months ended December 31, 2013 (unaudited)

		Nine months	Nine months
		Ended	Ended
		Dec 31,	Dec 31,
		2013	2012
		€M	€M
Operating activities
Profit before tax		643.6	698.6

Adjustments to reconcile profit before tax to net cash provided by operating activities
Depreciation		267.7	249.0
Decrease in inventories		0.5	0.1
Decrease/(increase) in trade receivables		2.3	(7.8)
(Increase) in other current assets		(15.3)	(6.1)
(Decrease) in trade payables		(11.0)	(18.5)
(Decrease) in accrued expenses		(516.5)	(472.6)
(Decrease) in other creditors		(28.1)	(8.3)
(Decrease)/increase in provisions		(9.2)	23.2
Increase in finance expense		2.2	1.3
Decrease in finance income		0.5	1.0
Retirement costs		(1.4)	0.1
Share based payments		1.5	1.5
Income tax (paid)/refunded		(14.4)	0.6
Net cash provided by operating activities		322.4	462.1

Investing activities
Capital expenditure (purchase of property, plant and equipment)		(366.7)	(257.4)
Decrease in restricted cash		9.1	6.7
Decrease/(increase) in financial assets: cash > 3months		368.3	(1,504.5)
Net cash from/(used in) investing activities		10.7	(1,755.2)

Financing activities
Net proceeds from shares issued		8.7	19.7
Dividend paid		-	(491.5)
Proceeds from long term borrowings		-	237.1
Repayments of long term borrowings		(284.6)	(266.3)
Shares purchased under share buy-back programme	13	(413.9)	(67.5)
Net cash used in financing activities		(689.8)	(568.5)

(Decrease) in cash and cash equivalents		(356.7)	(1,861.6)
Cash and cash equivalents at beginning of the period		1,240.9	2,708.3
Cash and cash equivalents at end of the period		884.2	846.7

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Changes in Shareholders' Equity for the nine months ended December 31, 2013 (unaudited)

						Other Reserves
		Issued	Share		Capital
	Ordinary	Share	Premium	Retained	Redemption		Other
	Shares	Capital	Account	Earnings	Reserve	Hedging	Reserves	Total
	M	€M	€M	€M	€M	€M	€M	€M
Balance at March 31, 2012	1,455.6	9.3	666.4	2,400.1	0.7	138.6	91.6	3,306.7
Profit for the nine months	-	-	-	613.7	-	-	-	613.7
Other comprehensive income
Net movements in cash flow reserve	-	-	-	-	-	(180.6)	-	(180.6)
Net change in fair value of available for sale financial asset	-	-	-	-	-	-	26.3	26.3
Total other comprehensive income/(expense)	-	-	-	-	-	(180.6)	26.3	(154.3)
Total comprehensive income/(expense)	-	-	-	613.7	-	(180.6)	26.3	459.4
Transactions with owners of the Company recognised directly in equity
Issue of ordinary equity shares	6.1	-	19.8	-	-	-	-	19.8
Repurchase of ordinary equity shares	-	-	-	(67.5)	-	-	-	(67.5)
Cancellation of repurchased ordinary shares	(15.0)	(0.1)	-	-	0.1	-	-	-
Share-based payments	-	-	-	-	-	-	1.5	1.5
Dividend paid	-	-	-	(491.5)	-	-	-	(491.5)
Transfer of exercised and expired share based awards	-	-	-	8.6	-	-	(8.6)	-
Balance at December 31, 2012	1,446.7	9.2	686.2	2,463.4	0.8	(42.0)	110.8	3,228.4
Loss for the three months	-	-	-	(44.4)	-	-	-	(44.4)
Other comprehensive income
Net actuarial losses from retirement benefit plans	-	-	-	(1.1)	-	-	-	(1.1)
Net movements in cash flow reserve	-	-	-	-	-	42.5	-	42.5
Net change in fair value of available for sale financial asset	-	-	-	-	-	-	45.2	45.2
Total other comprehensive income	-	-	-	(1.1)	-	42.5	45.2	86.6
Total comprehensive income/(expense)	-	-	-	(45.5)	-	42.5	45.2	42.2
Transactions with owners of the Company recognised directly in equity
Issue of ordinary equity shares	0.4	-	1.6	-	-	-	-	1.6
Share-based payments	-	-	-	-	-	-	0.4	0.4
Dividend paid	-	-	-	-	-	-	-	-
Transfer of exercised and expired share based awards	-	-	-	0.7	-	-	(0.7)	-
Balance at March 31, 2013	1,447.1	9.2	687.8	2,418.6	0.8	0.5	155.7	3,272.6

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Changes in Shareholders' Equity for the nine months ended December 31, 2013 (unaudited) (cont.)

						Other Reserves
		Issued	Share		Capital
	Ordinary	Share	Premium	Retained	Redemption		Other
	Shares	Capital	Account	Earnings	Reserve	Hedging	Reserves	Total
	M	€M	€M	€M	€M	€M	€M	€M
Balance at March 31, 2013	1,447.1	9.2	687.8	2,418.6	0.8	0.5	155.7	3,272.6
Profit for the nine months	-	-	-	566.7	-	-	-	566.7
Other comprehensive income
Revaluation of retirement benefits plan				(2.4)				(2.4)
Net movements into cash flow reserve	-	-	-	-	-	(51.6)	-	(51.6)
Net change in fair value of available for sale financial asset	-	-	-	-	-	-	(17.1)	(17.1)
Total other comprehensive (expense)	-	-	-	(2.4)	-	(51.6)	(17.1)	(68.7)
Total comprehensive income/(expense)	-	-	-	564.3	-	(51.6)	(17.1)	495.6
Transactions with owners of the Company recognised directly in equity
Issue of ordinary equity shares	2.8	-	8.7	-	-	-	-	8.7
Repurchase of ordinary equity shares	-	-	-	(413.9)	-	-	-	(413.9)
Cancellation of repurchased ordinary shares	(59.6)	(0.4)	-	-	0.4	-	-	-
Share-based payments	-	-	-	-	-	-	1.5	1.5
Transfer of exercised and expired share based awards	-	-	-	3.8	-	-	(3.8)	-
Balance at December 31, 2013	1,390.3	8.8	696.5	2,572.8	1.2	(51.1)	136.3	3,364.5

 Ryanair Holdings plc and Subsidiaries
 Operating and Financial Overview

Summary nine months ended December 31, 2013

Profit after tax decreased by 8% to €566.7m compared to €613.7m in the nine months ended December 31, 2012 primarily due to a 6% increase in total operating expenses and a 4% decrease in average fares, offset by strong ancillary revenues and increased traffic. Total operating revenues increased by 4% to €4,219.2m, primarily due to the 20% growth in ancillary revenues to €961.9m, significantly faster than the 3% increase in traffic, offset by a 4% reduction in average fare due to the summer heat wave, the weakening of sterling to the euro, the timing of Easter, the June French ATC strike and a 9% fall in average fares in Quarter 3. Total revenue per passenger, as a result, remained flat. Load Factor also remained the same at 84% compared to the period ended December 31, 2012.

Total operating expenses increased by 6% to €3,525.0m, due to increased fuel prices and the higher level of activity. Fuel, which represents 47% of total operating costs compared to 46% in the comparative period, increased by 8% to €1,656.3m due to the higher euro price per gallon paid and increased activity in the period.  Unit costs excluding fuel increased by 1% and including fuel they rose by 3%.  Operating margin decreased by 2 points to 16% whilst operating profit decreased by 7% to €694.2m.

Net margin was down 2 points to 13%, compared to December 31, 2012.

Basic earnings per share for the period were 39.79 euro cent compared to basic earnings per share of 42.56 euro cent at December 31, 2012.

Balance sheet
Gross cash decreased by €734.1m since March 31, 2013 to €2,824.9m and gross debt fell by €308.6m to €3,189.7m.  The Group generated cash from operating activities of €322.4m which funded net capital expenditure of €366.7m, a €413.9m share buy-back programme and debt repayments.  As a result the Group had net debt of €364.8m at period end (March 31, 2013: net cash €60.7m).

Detailed Discussion and Analysis for the nine months ended December 31, 2013

Profit after tax decreased by 8% to €566.7m primarily due a 6% increase in total operating expenses and a 4% decrease in average fares, offset by strong ancillary revenue growth and increased traffic.  Total operating revenues increased by 4% to €4,219.2m primarily due to a 20% increase in ancillary revenues and a 3% rise in traffic offset by a 4% reduction in average fares.  Fuel, which represents 47% of total operating costs compared to 46% in the comparative period, increased by 8% to €1,656.3m due to a higher euro price per gallon paid and increased activity in the period.  Unit costs excluding fuel increased by 1%, including fuel unit costs rose by 3%.    Operating margin, as a result of the above, decreased by 2 points to 16% whilst operating profit decreased by 7% to €694.2m.

Total operating revenues increased by 4% to €4,219.2m primarily due to strong ancillary revenues and a 3% increase in traffic to 67.4m, offset by a 4% drop in average fares, due to the timing of Easter, the weakening of sterling to the euro, the summer heat wave in Northern Europe, the adverse impact of the June French ATC strike and a 9% fall in average fares in Quarter 3.

Total revenue per passenger remained flat as the strong growth in ancillary revenues and passenger numbers was offset by the fall in average fares.

Scheduled passenger revenues were broadly in line with the previous year at €3,257.3m due to a 3% increase in traffic, offset by the 4% fall in average fares, due to the timing of Easter, the weakening of sterling to the euro, the summer heat wave, the June French ATC strike and a 9% fall in average fares in Quarter 3. Load factor remained flat at 84%.

Ancillary revenues increased by 20% to €961.9m, significantly faster than the 3% increase in passenger numbers, due to a combination of an improved product mix, the roll out of reserved seating across the network, and higher administration and credit card fees.

Total operating expenses increased by 6% to €3,525.0m due to the 8% rise in fuel costs and increased costs associated with the growth of the airline, partially offset by the weakening of sterling to the euro.

Staff costs increased by 7% to €363.7m primarily due to an 8% increase in hours and a 2% pay increase granted in April 2013, partially offset by the weakening of sterling to the euro.

Depreciation and amortisation increased by 8% to €267.7m due to a combination of the increased level of activity, the higher average number of 'owned' aircraft in the fleet this year (December 31, 2013: 246) compared to the prior year  (December 31, 2012: 241), and spare engines purchased in the period.

Fuel & oil costs increased by 8% to €1,656.3m due to higher euro fuel prices and the increased level of activity in the period.

Maintenance costs decreased by 4% to €82.8m, primarily due to improved terms on lease extensions, offset by costs arising from the increased level of activity. The prior year comparative included additional costs associated with the return of leased aicraft.

Aircraft rental costs increased by 7% to €77.3m, due to the negative impact of currency movements and higher financing costs.

Route charges rose by 10% to €427.8m due to the increased number of sectors flown and higher unit charges.

Airport & handling charges increased by 2% to €502.0m, due to the 3% increase in sectors flown, increased charges in Spain, a quadrupling of Italian ATC charges during the summer, offset by the mix of new routes and bases launched and the weakening of sterling to the euro.

Marketing, distribution & other costs, which include ancillary costs, decreased by 8% to €147.4m, due to reduced marketing spend per passenger, lower ancillary revenue costs, and the reductions achieved in credit card processing fees.

Operating margin decreased by 2 points to 16% due to the reasons outlined above and operating profits have decreased by 7% to €694.2m.

Finance income decreased by 42% to €14.2m due to lower interest rates and gross cash balances, partially offset by increased dividend income in the period.

Finance expense decreased by 17% to €63.5m primarily due to lower interest rates and gross debt compared to the nine months ended December 31, 2012.

Balance sheet
Gross cash decreased by €734.1m since March 31, 2013 to €2,824.9m and gross debt fell by €308.6m to €3,189.7m.  The Group generated cash from operating activities of €322.4m which funded net capital expenditure of €366.7m, a €413.9m share buy-back programme and debt repayments.  As a result the Group had net debt of €364.8m at period end (March 31, 2013: net cash €60.7m).

Shareholders' equity increased by €91.9m in the period to €3,364.5m primarily due the net profit after tax of €566.7m, offset by a €413.9m share buy-back and the impact of IFRS accounting treatment for derivatives.

Detailed Discussion and Analysis for the quarter ended December 31, 2013

The Group had a Loss after tax of €35.2m compared to a profit after tax of €18.1m in the comparative period, a decline of €53.3m, primarily due to a 9% decrease in average fares and a 6% increase in total operating expenses, offset by strong ancillary revenues and increased traffic.  Total operating revenues were broadly in line with the comparative period at €964.4m primarily due to a 9% decrease in average fares, offset by a 13% rise in ancillary revenues and a 6% increase in passenger numbers. Average fares decreased by 9% compared to the quarter ended December 31, 2013 due to weaker market conditions and the weakening of sterling to the euro. Fuel, which represents 46% of total operating costs in the quarter, compared to 44% in the comparative period, increased by 10% to €455.0m due to a higher euro price per gallon paid and increased activity in the period.  Unit costs excluding fuel fell by 3% however, including fuel unit costs remained flat.  As a result of the above, there was an operating loss of €23.0m compared to an operating profit of €34.6m in the comparative quarter.

Total operating revenues were broadly in line with the comparative period at €964.4m primarily due to a 9% decrease in average fares, offset by strong ancillary revenues and a 6% increase in passenger numbers to 18.3m.

Total revenue per passenger fell by 6%, primarily due to the lower average fares.

Scheduled passenger revenues decreased by 4% to €715.2m primarily due to a 9% decrease in average fares (partly due to the weakening of sterling to the euro) offset by the 6% increase in passenger numbers. Load factor increased by 1 point to 82%.

Ancillary revenues increased by 13% to €249.2m, faster than the 6% increase in passenger numbers, due to a combination of an improved product mix, the roll out of reserved seating across the network and higher administration and credit card fees.

Total operating expenses increased by 6% to €987.4m due to the 10% rise in fuel costs and increased costs associated with the growth of the airline, partially offset by the weakening of sterling to the euro.

Staff costs increased by 5% to €105.1m due to the increased level of activity and the impact of a 2% pay increase granted in April 2013, offset by the weakening of sterling to the euro.

Depreciation and amortisation increased by 8% to €85.4m due to a combination of, the increased level of activity, the spare engines purchased in the period and the higher average number of 'owned' aircraft in the fleet this quarter (December 31, 2013: 246) compared to the prior year (December 31, 2012: 241).

Fuel & oil costs increased by 10% to €455.0m due to higher euro fuel prices and the increased activity in the quarter.

Maintenance costs increased by 1% to €28.9m, primarily due to costs arising from the increased level of activity offset by improved terms on lease extensions.

Aircraft rental costs increased by 1% to €24.7m, reflecting the negative impact of adverse currency movements and higher financing costs.

Route charges rose by 4% to €109.3m due to the increased number of sectors flown and higher unit charges.

Airport & handling charges decreased by 1% to €135.0m, due to the increase in sectors flown, offset by the mix of routes and bases operated and the weakening of sterling to the euro.

Marketing, distribution & other costs, which include ancillary costs, decreased by 3% to €44.0m, primarily due to a reduction in marketing spend per passenger, lower ancillary revenue costs and credit card processing fees.

Due to the reasons outlined above operating losses are €23.0m compared to an operating profit of €34.6m in the comparative quarter.

Finance income decreased by 50% to €2.4m due to lower interest rates and gross cash this quarter compared to the quarter ended December 31, 2012.

Finance expense decreased by 13% to €20.8m primarily due to lower interest rates and gross debt this quarter compared to the quarter ended December 31, 2012.

Ryanair Holdings plc
Interim Management Report

Introduction

This financial report for the nine months ended December 31, 2013 meets the reporting requirements pursuant to the Transparency (Directive 2004/109/EC) Regulations 2007 and Transparency Rules of the Republic of Ireland's Financial Regulator and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

This interim management report includes the following:

• Principal risks and uncertainties relating to the remaining three months of the year;

• Related party transactions; and

• Post balance sheet events.

Results of operations for the nine month period ended December 31, 2013 compared to the nine month period ended December 31, 2012, including important events that occurred during the nine months, are set forth above in the Operating and Financial Overview.

Principal risks and uncertainties

Among the factors that are subject to change and could significantly impact Ryanair's expected results for the remainder of the year are the airline pricing environment, fuel costs, competition from new and existing carriers, costs associated with environmental, safety and security measures, actions of the Irish, UK, European Union ("EU") and other governments and their respective regulatory agencies, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK, and Continental Europe, the general willingness of passengers to travel, other economic, social and political factors and flight interruptions caused by volcanic ash emissions or other atmospheric disruptions.

Board of directors

Details of the members of our Board of Directors are set forth on pages 102 and 103 of our 2013 annual report.

Related party transactions

Please see note 14.

Post balance sheet events

Please see note 15.

Ryanair Holdings plc
Notes forming Part of the Condensed Consolidated
Interim Financial Statements

1.       Basis of preparation and significant accounting policies

Ryanair Holdings plc (the "Company") is a company domiciled in Ireland. The unaudited condensed consolidated interim financial statements of the Company for the nine months ended December 31, 2013 comprise the Company and its subsidiaries (together referred to as the "Group").

These unaudited condensed consolidated interim financial statements ("the interim financial statements"), which should be read in conjunction with our 2013 Annual Report for the year ended March 31, 2013, have been prepared in accordance with International Accounting Standard No. 34 "Interim Financial Reporting" as adopted by the EU ("IAS 34").  They do not include all of the information required for full annual financial statements, and should be read in conjunction with the most recent published consolidated financial statements of the Group. The consolidated financial statements of the Group as at and for the year ended March 31, 2013, are available at www.ryanair.com.

The comparative figures included for the year ended March 31, 2013 do not constitute statutory financial statements of the Group within the meaning of Regulation 40 of the European Communities (Companies, Group Accounts) Regulations, 1992.  The consolidated financial statements of the Group for the year ended March 31, 2013, together with the independent auditor's report thereon, have been filed with the Irish Registrar of Companies following the Company's Annual General Meeting and are also available on the Company's Website.  The auditor's report on those financial statements was unqualified.

The Audit Committee, upon delegation of authority by the Board of Directors, approved the interim financial statements for the nine months ended December 31, 2013 on January 31, 2014.

Except as stated otherwise below, this period's financial information has been prepared in accordance with the accounting policies set out in the Group's most recent published consolidated financial statements, which were prepared in accordance with IFRS as adopted by the EU and in compliance with IFRS as issued by the International Accounting Standards Board.

The following new and amended standards, that have been issued by the International Accounting Standards Board (IASB), and have been adopted by the E.U., and that are effective for the first time for the financial year beginning on or after January 1, 2013, have been applied by the Group for the first time in the unaudited condensed consolidated half year financial statements;

• Amendments to IFRS 7, "Disclosures on offsetting financial assets and financial liabilities"

• IFRS 10, "Consolidated financial statements".

• IFRS 11, "Joint arrangements".

• IFRS 12, "Disclosure of interests in other entities".

        •      IFRS 13, "Fair Value Measurement".

• IAS 1 (amendment 2011) "Presentation of Items of financial statements".

• IAS 19 (amendment 2011) "Employee benefits".

• "Improvements to IFRSs". 2009-2011 Cycle.

• IAS 27 (amended 2011), "Separate financial statements".

• IAS 28 (amended 2011), "Associates and joint ventures".

The adoption of these new or amended standards did not have a material impact on our financial position or results from operations in the nine months to December 31, 2013.

The following new or revised IFRS standards and IFRIC interpretations will be adopted for purposes of the preparation of future financial statements, where applicable. We do not anticipate that the adoption of these new or revised standards and interpretations will have a material impact on our financial position or results from operations.

• IAS 32 (amendment) "Financial instruments: Presentation-offsetting financial assets and financial liabilities" (effective for fiscal periods beginning on or after January 1, 2014).

• IAS 36 (amendment) "Recoverable Amount Disclosures for Non-Financial Assets" (effective for fiscal periods beginning on or after January 1, 2014).

• IAS 39 (amendment) "Novation of Derivatives and Continuation of Hedge Accounting" (effective for fiscal periods beginning on or after January 1, 2014).

• IFRIC 21 "Levies" (effective for fiscal periods beginning on or after January 1, 2014).

• IFRS 9 "Financial Instruments" (2009, as amended in 2011) (effective date to be determined).

2.       Estimates

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense.  Actual results may differ from these estimates.

In preparing these consolidated financial statements, the significant judgements made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied in the most recent published consolidated financial statements.

3.       Seasonality of operations

The Group's results of operations have varied significantly from quarter to quarter, and management expects these variations to continue.  Among the factors causing these variations are the airline industry's sensitivity to general economic conditions and the seasonal nature of air travel. Accordingly the first half-year typically results in higher revenues and results.

4. Income tax expense

The Group's consolidated effective tax rate in respect of operations for the nine months ended December 31, 2013 was 11.9% (December 31, 2012: 12.2%).  The tax charge for the nine months ended December 31, 2013 of €76.9m (December 31, 2012: €84.9) comprises a deferred tax charge relating to the temporary differences for property, plant and equipment recognised in the income statement.

5.        Share based payments

The terms and conditions of the share option programme are disclosed in the most recent, published, consolidated financial statements.  The charge of €1.5m is the fair value of various share options granted in prior periods, which are being recognised within the income statement in accordance with employee services rendered.

6.        Contingencies

The Group is engaged in litigation arising in the ordinary course of its business.  The Group does not believe that any such litigation will individually or in aggregate have a material adverse effect on the financial condition of the Group.  Should the Group be unsuccessful in these litigation actions, management believes the possible liabilities then arising cannot be determined but are not expected to materially adversely affect the Group's results of operations or financial position.

7.        Capital commitments

At December 31, 2013 Ryanair had an operating fleet of 298 (2012: 305) Boeing 737-800NG aircraft.  Following shareholder approval at an EGM on June 18, 2013, the Group has agreed to purchase 175 new Boeing 737 800NG aircraft between fiscal 2015 and 2019.

8.       Available for sale financial assets (Aer Lingus)

The movement on the available for sale financial asset from €221.2m at March 31, 2013 to €204.1m at December 31, 2013 is comprised of a loss of €17.1m, recognised through other comprehensive income, reflecting the decrease in the Aer Lingus share price from €1.39 per share at March 31, 2013 to €1.28 per share at December 31, 2013.

9.       Analysis of operating segment

The Company is managed as a single business unit that provides low fares airline-related activities, including scheduled services, car hire, internet income and related sales to third parties. The Company operates a single fleet of aircraft that is deployed through a single route scheduling system.

The Company determines and presents operating segments based on the information that internally is provided to the CEO, who is the Company's Chief Operating Decision Maker (CODM).  When making resource allocation decisions the CODM evaluates route revenue and yield data, however resource allocation decisions are made based on the entire route network and the deployment of the entire aircraft fleet, which are uniform in type.  The objective in making resource allocation decisions is to maximise consolidated financial results, rather than individual routes within the network.

The CODM assesses the performance of the business based on the consolidated profit/(loss) after tax of the Company for the period.

All segment revenue is derived wholly from external customers and as the Company has a single reportable segment, intersegment revenue is zero.

The Company's major revenue-generating asset comprises its aircraft fleet, which is flexibly employed across the Company's integrated route network and is directly attributable to its reportable segment operations.  In addition, as the Company is managed as a single business unit, all other assets and liabilities have been allocated to the Company's single reportable segment.

Reportable segment information is presented as follows:	Nine Months	Nine months
	Ended	Ended
	Dec 31,	Dec 31,
	2013	2012
	€M	€'M
External revenues	4,219.2	4,074.9

Reportable segment profit after income tax	566.7	613.7

	At Dec 31, 2013 €M	At Mar 31, 2013 €M
Reportable segment assets (excludes the available for sale financial asset)	8,089.2	8,721.8

10.     Earnings per share

	Nine months	Nine Months	Quarter	Quarter
	Ended	Ended	Ended	Ended
	Dec-31	Dec-31	Dec-31	Dec-31
	2013	2012	2013	2012

Basic earnings/(losses) per ordinary share euro cent	39.79	42.56	(2.50)	1.25
Diluted earnings/(losses) per ordinary share euro cent	39.67	42.45	(2.50)	1.25
Weighted average number of ordinary shares (in M's) - basic	1,424.1	1,441.9	1,407.3	1,444.0
Weighted average number of ordinary shares (in M's) - diluted	1,428.7	1,445.8	1,407.3	1,448.3

Diluted earnings per share takes account solely of the potential future exercises of share options granted under the Company's share option schemes and the weighted average number of shares includes weighted average share options assumed to be converted of 4.6m (2012: 4.3m).

11.     Property, plant and equipment

Acquisitions
Capital expenditure in the nine months amounted to €366.7m and is primarily aircraft pre delivery payments and the cost of spare engines purchased during the period.

12.     Financial instruments and financial risk management

Financial risk factors

We are exposed to various financial risks arising in the normal course of business. Our financial risk exposures are predominantly related to commodity price, foreign exchange and interest rate risks. The Company uses financial instruments to manage exposures arising from these risks.

The quarters financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the 2013 Annual Report. There have been no changes in our risk management policies since year-end.

Fair value hierarchy

Financial instruments measured at fair value in the balance sheet are categorised by the type of valuation method used. The different valuation levels are defined as follows:
•   Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group can access at the measurement date.
•   Level 2: inputs other than quoted prices included within Level 1 that are observable for that asset or liability, either directly or indirectly.
•   Level 3: unobservable inputs for the asset or liability.

Fair value estimation

Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties, other than as part of a forced liquidation sale. The following methods and assumptions were used to estimate the fair value of each material class of the Company's financial instruments:

Financial instruments measured at fair value

•   Available for sale: The fair value of available-for-sale financial assets is their quoted market bid price at the balance sheet date. (Level 1)
•   Derivatives - interest rate swaps: Discounted cash-flow analyses have been used to determine the fair value, taking into account current market inputs and rates. (Level 2)
•   Derivatives - currency forwards, aircraft fuel contracts and carbon swaps: A comparison of the contracted rate to the market rate for contracts providing a similar risk profile at December 31, 2013 has been used to establish fair value. (Level 2)

Financial instruments disclosed at fair value

•   Fixed-rate long-term debt: The repayments which Ryanair is committed to make have been discounted at the relevant market rates of interest applicable (including credit spreads) at December 31, 2013 to arrive at a fair value representing the amount payable to a third party to assume the obligations.

There were no significant changes in the business or economic circumstances during the nine months to December 31, 2013 that affect the fair value of our financial assets and financial liabilities.

The Group policy is to recognise any transfers between levels of the fair value hierarchy as of the end of the reporting period during which the transfer occurred. During the nine months to December 31, 2013, there were no reclassifications of financial assets and no transfers between levels of the fair value hierarchy used in measuring the fair value of financial instruments.

12.     Financial instruments and financial risk management (continued)

The fair value of financial assets and financial liabilities, together with the carrying amounts in the condensed consolidated financial statement of financial position, are as follows:
Carrying amount		Fair value
At December 31, 2013	€M	€M
Non-current financial assets

Available-for-sale financial assets.......................................................................................	204.1	204.1
Jet fuel derivative contracts..................................................................................................	0.8	0.8
204.9		204.9
Current financial assets
Derivative financial instruments:-
- Jet fuel derivative contracts................................................................................................	72.9	72.9
72.9		72.9
Trade receivables....................................................................................................................	53.8	53.8
Cash and cash equivalents....................................................................................................	884.2	884.2
Financial asset: cash > 3 months..........................................................................................	1,925.1	1,925.1
Restricted cash........................................................................................................................	15.6	15.6
Other assets.............................................................................................................................	2.2	2.2
2,953.8		2,953.8
Total financial assets at December 31, 2013........................................................................	3,158.7	3,158.7
	Carrying amount	Fair value
At December 31, 2013	€M	€M
Non-current financial liabilities
Derivative financial instruments:-
- Interest rate swaps................................................................................................................	42.0	42.0
- U.S. dollar currency forward contracts..............................................................................	7.6	7.6
	49.6	49.6
Long-term debt........................................................................................................................	2,783.0	2,823.0
	2,832.6	2,872.6
Current financial liabilities
Derivative financial instruments:-
- Interest rate swaps.................................................................................................................	32.9	32.9
- U.S. dollar currency forward contracts................................................................................	76.3	76.3
	109.2	109.2
Long-term debt...........................................................................................................................	406.7	406.7
Trade payables..........................................................................................................................	127.3	127.3
Accrued expenses.....................................................................................................................	362.8	362.8
	1,006.0	1,006.0
Total financial liabilities at December 31, 2013......................................................................	3,838.6	3,878.6

13.     Share buy-back

In the nine months ended December 31, 2013 the Company bought back 59.6m ordinary shares at a total cost of €413.9m.  This is equivalent to approximately 4.2% of the Company's issued share capital at March 31, 2013.  All ordinary shares repurchased were cancelled. Accordingly, share capital decreased by 59.6m ordinary shares with a nominal value of €0.4m and the capital redemption reserve increased by a corresponding €0.4m.  The capital redemption reserve is required to be created under Irish law to preserve permanent capital in the Parent Company.

In December 2013, the Company announced that it had entered into an irrevocable arrangement with its broker, Citigroup Global Markets Limited, to commence a share buyback programme to repurchase ordinary shares to a maximum value of €70.1m during the period December 20, 2013 to March 31, 2014.

On June 20, 2013 the Company detailed plans to return up to €1.0 billion to shareholders over the next two years (subject to shareholder approval). At December 31, 2013 €413.9m has been completed and a further €66.8m will be completed prior to March 31, 2014, and up to a further €519.3m in either special dividends or share buybacks in the fiscal year to March 31, 2015.

14.     Related party transactions

We have related party relationships with our subsidiaries, directors and senior key management personnel. All transactions with subsidiaries eliminate on consolidation and are not disclosed.

There were no related party transactions in the nine months ended December 31, 2013 that materially affected the financial position or the performance of the Company during that period and there were no changes in the related party transactions described in the 2013 Annual Report that could have a material effect on the financial position or performance of the Company in the same period.

15.     Post balance sheet events

During January 2014, the Company repurchased 4.5m ordinary shares at a total cost of €29.6m. All ordinary shares repurchased are cancelled.

Ryanair Holdings plc
Responsibility Statement

Statement of the directors in respect of the interim financial report

Each of the directors, whose names and functions are listed in our 2013 Annual Report, confirm that, to the best of each person's knowledge and belief:

1)   The unaudited condensed consolidated interim financial statements for the nine months ended December 31, 2013, comprising the condensed consolidated interim balance sheet, the condensed consolidated interim income statement, the condensed consolidated interim statement of comprehensive income, the condensed consolidated interim statement of cash flows and the condensed consolidated interim statement of changes in shareholders'
       equity and the related notes thereto, have been prepared in accordance with IAS 34 as adopted by the European Union, being the international accounting standard applicable.

2) The interim management report includes a fair review of the information required by:

(i)    Regulation 8(2) of the Transparency (Directive 2004/109/EC) Regulations 2007, being an indication of important events that have occurred during the nine months ended December 31, 2013 and their impact on the condensed consolidated interim financial statements; and a description of the principal risks and uncertainties for the three months ending March 31, 2014; and

(ii)   Regulation 8(3) of the Transparency (Directive 2004/109/EC) Regulations 2007, being related party transactions that have taken place in the nine months ended December 31, 2013 and that have materially affected the financial position or performance of the Company during that period; and any changes in the related party transactions described in the 2013 Annual Report that could do so.

On behalf of the Board

David Bonderman                                                       Michael O'Leary
Chairman                                                                       Chief Executive
January 31, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 03 February, 2014

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary